Exhibit 99.1
Shinhan REITs Management Co., Ltd. is newly established and joined Shinhan Financial Group as a wholly-owned subsidiary

On October 18, 2017, Shinhan REITs(Real Estate Investment Trusts) Management Co., Ltd. is newly established and joined Shinhan Financial Group (hereafter SFG) as a direct subsidiary.

SFG acquired 6,000,000 shares or 100% of Shinhan REITs Management for KRW 30,000 million after the establishment.

The total number of direct subsidiaries of SFG after the addition of Shinhan REITs Mangement is 14.